April 2, 2012
VIA COURIER AND EDGAR

Re:	The Carlyle Group L.P. Registration Statement on Form S-1 File No. 333-176685
Chambre Malone, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Ms. Malone:
          On behalf of The Carlyle Group L.P., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 5 to the above-referenced Registration Statement relating to the offering of its common units representing limited partner interests, marked to show changes from Amendment No. 4 as filed on March 15, 2012. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.
     In addition, we are providing the following responses to your comment letter, dated March 29, 2012, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers

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in our responses refer to the page numbers of Amendment No. 5. The responses and information described below are based upon information provided to us by Carlyle.
Prospectus Cover
1.	Please revise your prospectus to identify only the lead or managing underwriters. See Item 501(b)(8)(i) of Regulation S-K.
Carlyle respectfully advises the Staff that each of the underwriters shown on the cover page of the prospectus is a co-managing underwriter as described in Item 501(b)(8)(i) of Regulation S-K. As is customary in these types of transactions, the co-managers are distinguished by font size on the cover page to reflect the portion of the offered securities that each co-manager is purchasing.
Our Business, page 2
2.	Given the significant financial statement implications of the reorganization, please also present pro forma net income attributable to Carlyle Group and pro forma distributable earnings in your tables on page 3. Please also present historical net income attributable to Carlyle Group.
Carlyle has revised the tables presented on page 3 of Amendment No. 5 to include the items requested by the Staff.
Use of Proceeds, page 90
3.	Please revise the second paragraph to indicate the approximate amount of the proceeds to be used to repay the outstanding indebtedness under the revolving credit facility. Please refer to Item 504 of Regulation S-K.
Carlyle has revised the second paragraph on page 90 of Amendment No. 5 to include “placeholder” disclosure wherein it will, prior to circulation of a preliminary prospectus to potential investors, include the approximate amount of proceeds expected to be used to repay the outstanding indebtedness under the revolving credit facility.
Selected Historical Financial Data, page 97
4.	In a similar manner to pages 25 and 26, please present pro forma statement of operations data for the year ended December 31, 2011 as well as pro forma balance sheet data as of December 31, 2011.
Carlyle has revised pages 98 and 99 of Amendment No. 5 to include a presentation of the pro forma statement of operations data for the year ended December 31, 2011 and pro forma balance sheet data as of December 31, 2011.

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Management’s Discussion and Analysis
Operating Metrics, page 112
Fee-Earnings Assets Under Management, page 112
5.	We note your response to prior comment 4. We continue to believe that meaningful information is depicted when gross subscriptions and redemptions are presented. To the extent that the amount of your gross subscriptions or redemptions become material or any trends depicted by these gross amounts could be viewed to be material to an investor’s understanding of your results of operations or prospects, please revise your rollforwards of fee-earning AUM and AUM to separately present distributions and redemptions.
Carlyle acknowledges the Staff’s comment and advises the Staff that it will revise its rollforwards of fee-earning AUM and AUM in future filings to separately present subscriptions and redemptions to the extent that the amount of gross subscriptions or redemptions become material or any trends depicted by these gross amounts are material to an investor’s understanding of its results of operations or prospects.
Unaudited Pro Forma Financial Information, page 181
General
6.	Please tell us what consideration you gave to also reflecting the impact of your acquisition of four European CLO management contracts from Highland Capital Management L.P. in February 2012 in your pro forma financial information pursuant to Rule
11-01(a) of Regulation S-X. Please also disclose how you intend to account for this transaction.
Carlyle advises the Staff that in considering whether to reflect the impact of the Highland CLO management contract acquisition in its pro forma financial information pursuant to Rule 11-01(a) of Regulation S-X, Carlyle first looked to the significance of the acquisition. The significance was assessed before Carlyle gave consideration to whether the transaction was the acquisition of a business or an asset acquisition under Rule 11-01. Based on the significance measured by reference to Rule 1-02(w) of Regulation S-X, Carlyle determined that the acquisition was not significant (as shown in the table below) at less than 11%, 0.2%, and 1.1% under the asset, investment, and income tests. As a result, Carlyle has not reflected the impact of acquiring the Highland CLO management contract in its pro forma financial information. Consistent with its other CLO management contracts acquisitions as disclosed on page F-24, Carlyle intends to account for this transaction as an asset acquisition and has updated its disclosure on page F-66 of Amendment No. 5.

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Significance
Test	Measurement Basis	Carlyle Group	Highland CLO		%
		(in millions and converted to USD for Highland)
Asset	Total assets at December 31, 2011	$24,651	$2,700		11.0%
Investment	Total assets at December 31, 2011	$24,651	$42	(a)	0.2%
Income	2011 income before taxes excluding amounts attributable to non-controlling interests	$1,385	$15	(b)	1.1%

(a)	For purposes of this test, the purchase price for the Highland CLOs has been used.

(b)	For purposes of this test, the gross revenue expected to be generated by the acquired Highland CLOs in 2012 has been used, as the income attributable to the CLOs in 2011 is not determinable on a stand-alone basis.
Unaudited Condensed Combined and Consolidated Pro Forma Balance Sheet
Note 1. Reorganization and Other Adjustments, page 186
7.	For adjustment (d), the fair value of the Carlyle Holdings partnership units issued will exceed the carrying value of the liability, resulting in a loss on the exchange. Please separately present the estimated loss on exchange amount on your pro forma balance sheet and disclose, if true, that this represents a material nonrecurring charge and therefore is not reflected on your pro forma statement of operations. Your disclosures on page 196 as part of adjustment 2(b)(3) indicate that you determined that the estimated amount of the loss will be $106.6 million. Please advise or revise your disclosures as necessary for this adjustment.
Carlyle has revised pages 185 and 188 of Amendment No. 5 to address the matters identified in the Staff’s comment. Carlyle supplementally advises the Staff that as a result of recent adjustments to the amount of carried interest to be included in the exchange transaction (subsequent to the filing of Amendment No. 4), the revised estimated loss is now $107.8 million. The pro forma balance sheet and pro forma statement of operations have been updated in Amendment No. 5 to reflect the revised amounts associated with the carried interest exchange transaction.
Unaudited Condensed Combined and Consolidated Pro Forma Statement of Operations, page 191
Note 1. Business Acquisitions, page 192

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8.	In the table summarizing the pro forma impact of the Business Acquisitions on page 193, the last line item is net income attributable to Carlyle Group (or controlling interest). Please disclose what entities you are referring to when stating “or controlling interest.”

Carlyle has revised the table on page 193 of Amendment No. 5 to include a footnote that discloses the entities referred to when stating “or controlling interest.”
Note 2. Reorganization and Other Adjustments, page 194
9.	For the fair value adjustment to contingent consideration liability, please disclose which acquisition this relates to as well as how you arrived at this amount, including the significant estimates and assumptions used.

Carlyle has revised footnote 2 on page 196 of Amendment No. 5 to include the acquisitions which the fair value adjustment to contingent consideration liability relates as well as the basis for determining such amount.

10.	For adjustment 2(b), it appears that the $107.9 million reduction in performance fee related compensation and benefits is solely related to the reallocation of the carried interest and does not include the $106.6 million representing the amount by which the fair value of the Carlyle Holdings interests exceeds the carrying value of the compensation liability. If so, please clarify in your disclosures and also clarify that prior to the reorganization, the level of such allocations generally was at least 50% of the carried interests in the funds. Please also disclose, if true, that the $106.6 million represents a nonrecurring charge and therefore is not reflected on your pro forma statement of operations.

Carlyle has revised footnote 3 on page 196 of Amendment No. 5 to address the matters identified in the Staff’s comment. As discussed in Carlyle’s response to comment 11, as a result of recent adjustments to the amount of carried interest to be included in the exchange transaction, the amounts in adjustment 2(b) have been updated.

11.	For adjustment 2(d), please address the following:
•	Please disclose how you arrived at the amount of income allocable to Carlyle Partners and not allocable to Carlyle Holdings I GP, Inc.;
Carlyle advises the Staff that this amount was based upon an assumption that a portion of the proceeds from the common units issued in the offering would be used to acquire a 10% ownership of Carlyle Holdings I L.P. through Carlyle Holdings I GP Inc., resulting in 90% owned by the existing owners of Carlyle. Carlyle has added a footnote to the disclosure to indicate the ownership percentage used in the calculation.

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•	Your disclosures on page 85 indicate that Carlyle Holdings III GP L.P. is a foreign corporation for U.S. federal income taxes. Please tell us whether this entity will be subject to foreign income taxes and what consideration was given to reflecting any additional foreign income tax, if any, in the pro forma financial statements; and
Carlyle Holdings III GP L.P. is a Canadian partnership that will elect to be treated as a corporation for U.S. income tax purposes. As a Canadian partnership, Carlyle Holdings III GP L.P. will not be subject to Canadian or other foreign income taxes, and it is expected that any assets that it owns would generate an immaterial amount of U.S. effectively connected income (ECI) that could cause it to be subject to U.S. income taxes. However, certain foreign subsidiaries of Carlyle Holdings III GP L.P. held through Carlyle Holdings III L.P. will continue to be subject to foreign tax in the same manner as they have previously been subject to foreign tax.
•	Please disclose the nature of the expenses of Carlyle Holdings I GP Inc. and explain why these expenses would not already be reflected in the income before provision for income taxes — Carlyle Holdings pro forma amount of $1,225.1 million.
Carlyle Holdings I GP Inc. will borrow some of the offering proceeds from The Carlyle Group L.P. This loan is between entities that are direct or indirect parents of the Carlyle Holdings entities and the loan has no net impact upon GAAP income as it is an intercompany arrangement. The loan creates interest expense for Carlyle Holdings I GP Inc. and the same amount of interest income for The Carlyle Group L.P. In addition to the interest expense, Carlyle Holdings I GP Inc. accrued state income taxes related to its share of income allocated from Carlyle Holdings I L.P., which was properly not included in pre-tax GAAP income. Carlyle has added a footnote to the disclosure to indicate the nature of these expenses.
Note 3. Offering Adjustments, page 198
12.	In addition to disclosing the impact of expected issuances of unvested Carlyle Holdings partnership units, unvested deferred restricted common units of the Carlyle Group L.P., and unvested phantom deferred restricted common units on your pro forma statements of operations for the year ended December 31, 2011, please disclose the total compensation expense expected to be recognized in all future periods associated with these equity instruments.

Carlyle has revised footnotes 1, 2 and 3 on page 199 of Amendment No. 5 to include “placeholder” disclosures wherein it will, prior to circulation of a preliminary prospectus to potential investors, include the amounts of total compensation expense expected to be recognized in all future periods associated with these equity instruments.

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Compensation Elements, page 240
Carried Interest, page 241
13.	We note your response to comment seven in our letter dated February 27, 2012. Please tell us how the non-founder named executive officers obtained the interests they own in the Parent Entities, including whether they provided any consideration in exchange for their interests in the Parent Entities. If the interests were received in exchange for services, please tell us what consideration you have given to including in the Summary Compensation Table the amounts of the carried interest distributions the non-founder named executive officers received from the Parent Entities.

Carlyle respectfully advises the Staff that the non-founder named executive officers received their ownership interests in the Parent Entities upon their becoming a senior Carlyle professional (i.e., a partner of the firm) without being required to pay consideration therefor, consistent with the practice at many other professional firms organized as partnerships. Carlyle has given careful consideration to the matter and believes that its current presentation is consistent with both the letter and the spirit of the requirements of Item 402 of Regulation S-K. Even if the original admission of a senior Carlyle professional as a partner of the firm were considered to be in exchange for services (which Carlyle does not believe to be the case and notes in this regard that no compensation expense is recorded thereupon), Carlyle does not believe that such determination implies that subsequent distributions in respect of such ownership interests are thereby compensatory. Such distributions accrue to these individuals (and the other owners of Carlyle) as owners of the firm and do not relate to any services rendered, which is in contrast to the payments (e.g., salary, bonus, etc.) that these individuals receive from Carlyle that are compensatory in nature. Although not directly relevant, Carlyle also notes that the current presentation also accords with the presentation that will generally apply following the offering and that taking a different position regarding these payments would affect the comparability of 2011 compensation for these named executive officers with that in future fiscal years. Moreover, the information regarding the distributions received by the named executive officers from the Parent Entities is separately disclosed elsewhere in the prospectus.
Financial Statements
Notes to the Financial Statements
Note 3. Acquisitions and Acquired Intangible Assets, page F-20
14.	You acquired 100% of Churchill, a CLO asset manager focused on senior loans to middle-market companies in November 2011. The CLO was determined to be a variable interest entity; however, you determined that you were not the primary beneficiary and accordingly do not consolidate this CLO. Please help us

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better understand the significant differences in regards to your rights and obligations with this CLO which resulted in you determining that you are not the primary beneficiary compared to other CLOs which you do consolidate. Refer to ASC 810-10-25-38.
Carlyle advises the Staff that with other CLOs it manages, as collateral manager, Carlyle generally has the unilateral ability to make the decisions that most significantly impact the economic performance of the managed CLOs without the involvement or consent of any third party. These decisions generally involve actions related to reinvestment of collateral proceeds and management of CLO assets. For these CLOs, because Carlyle has both power, through this unilateral decision making, and benefits, through its variable interests (which can take the form of management fees, incentive fees, and/or beneficial interests in the CLO), it is determined to be the primary beneficiary of the CLOs and consolidates the vehicles accordingly.

Carlyle’s rights and responsibilities, as collateral manager, are different with respect to the Churchill CLO. Because the seller of the Churchill CLO (the “Seller”) has retained a significant subordinated interest in the CLO, the Seller negotiated significant participating rights in the management of the CLO assets. These participating rights provide a mechanism for the Seller to approve the significant decisions impacting the performance of the CLO assets.

Under the terms of the agreements governing the Churchill acquisition, Carlyle, as the collateral manager, does not have the unilateral ability to make the decisions that most significantly impact the performance of the CLO. Rather, the Seller has consent rights related to such activities. These consent rights relate to both: i) loan work-out decisions for delinquent and/or troubled borrowers, and ii) the reinvestment activities of the CLO including investments in any new loans. These consent rights result in neither Carlyle nor the Seller, individually, with the power to unilaterally direct the activities of the CLO that most significantly impact the CLO’s economic performance. As such, neither Carlyle nor the Seller has “power” over the Churchill CLO.

Furthermore, Carlyle determined that the power of the Seller and of Carlyle should not be combined through application of the related party or de-facto agent provisions of ASC 810-10-25-44. The Seller is not a related party of Carlyle and furthermore, is not a de-facto agent of Carlyle’s. Under the terms of the agreements governing the Churchill acquisition, there are restrictions on both Carlyle’s and the Seller’s ability to sell, pledge, or otherwise transfer their respective interests. Carlyle has determined that this bilateral restriction does not create a de-facto agent relationship under ASC 810-10-25-43 as the restrictions were based on mutually agreed terms and are considered substantive. Because Carlyle does not have power over the decisions that most significantly impact the Churchill CLO (a condition unique to the Churchill CLO management agreement) and because the Seller is not a related

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party or de-facto agent, Carlyle has determined that it is not the primary beneficiary of the Churchill CLO and that the Churchill CLO should not be consolidated in its combined and consolidated financial statements.
15.	Please help us better understand how your accounting for contingent consideration arrangements complies with the guidance of ASC 805-30-35-1. Specifically, this guidance indicates that contingent consideration classified as equity shall not be remeasured and that contingent consideration classified as a liability shall be recognized in earnings. Please specifically address the following:
•	In regards to your AlpInvest and ESG acquisitions, it appears that the contingent consideration amounts are classified as a liability. It appears that a portion of the changes in the liability amounts are not being recognized in earnings. Please advise; and

•	In regards to the Claren Road acquisition, it appears that contingent consideration amounts are classified as a liability and equity. You recorded $7.5 million in members’ equity as well as $3.2 million in other non-operating expenses for the year ended December 31, 2011 for changes in fair value of these amounts. Please tell us how you arrived at the $7.5 million and how you determined it was appropriate to not recognize this change in earnings. It also appears that you may have remeasured the fair value of the contingently issuable equity interests. If so, please tell us how these fair value changes were reflected in your financial statements and how you determined your treatment was appropriate.
Carlyle respectfully advises the Staff that all of the contingent consideration issued in the AlpInvest, ESG and Claren Road acquisitions represent liabilities and are classified as such in Carlyle’s combined and consolidated financial statements.

A number of the previous owners of the acquired businesses became Carlyle partners at the time of the acquisitions. As disclosed in the footnotes to Carlyle’s combined and consolidated financial statements, the contingent consideration payable to these Carlyle partners are reflected in Carlyle’s combined and consolidated balance sheet as “due to Carlyle partners” liabilities while all other contingent consideration due to non-Carlyle partners are classified in accounts payable, accrued expenses and other liabilities in Carlyle’s combined and consolidated balance sheet.

During the year, the increase in the fair value of the contingently issuable liabilities due to non-Carlyle partners ($3.6 million) was recognized as non-operating expense while the increase in the fair value of the contingently issuable liabilities due to Carlyle partners ($14.1 million, or approximately 1% of net income attributable to Carlyle Group) was recognized as a distribution from equity.

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As a private partnership, all distributions made to Carlyle’s partners, regardless of the reason for the distribution, are reflected as distributions from equity as opposed to a charge to the statement of operations. Carlyle recognizes that this accounting for amounts paid or payable to partners differs from the accounting required for a corporation and the accounting Carlyle will follow once the Reorganization is effected and it becomes a publicly traded partnership. At that time, all changes in the fair value of Carlyle’s contingent consideration will be reflected in earnings. To ensure complete transparency as to this fact, Carlyle has provided full disclosure of this practice in its financial statements and throughout the registration statement and has provided a pro forma adjustment to increase, in its pro forma statement of operations, other non-operating expense by the $14.1 million reflected as a distribution from equity in Carlyle’s historical financial statements (see adjustment 2b on pages 195 — 196 of Carlyle’s pro forma financial statements).

In regards to the Claren Road acquisition, Carlyle notes that a component of the contingent consideration issued in the Claren Road acquisition represents a financial instrument that entitles the Claren Road sellers to receive Carlyle equity units in the future, if certain annual performance conditions are satisfied. In addition, once the equity units are issued, they may be redeemed for cash under certain circumstances. As such, Carlyle determined that these contingently issuable equity interests ($51.3 million acquisition date fair value) represent a liability pursuant to ASC 480 [1] with their fair value re-measured each reporting period.
*    *    *    *    *

[1]	Pursuant to ASC 480-10-25-8, until the performance obligations related to the contingently issuable shares are satisfied, it represents a financial instrument other than a share and because the underlying shares are contingently redeemable for cash, they have both of the characteristics described in the above referenced ASC, and therefore represent liabilities subject to ASC 480 (as further supported in ASC 480-10-55-32).

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     Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
   Pamela Long, Esq.
   Jeanne Baker
   Nudrat Salik

The Carlyle Group L.P.
   Jeffrey W. Ferguson, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
   Phyllis G. Korff, Esq.
David J. Goldschmidt, Esq.